WITHDRAWAL REQUEST

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

July 6, 2023

Re: Creatd, Inc.

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-267076

CIK No.: 0001357671

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Creatd, Inc., a Nevada Corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File No. 333-267076 initially filed on August 26, 2022, together with all exhibits and amendments thereto, (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.

The Company has determined not to pursue the contemplated public offering at this time. The Commission has not declared the Registration Statement effective under the Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any comments or questions regarding this matter, please contact our counsel at Lucosky Brookman LLP, Scott E. Linsky, at (732) 295-4400.

Thank you for your assistance in this matter.

Sincerely,
Creatd, Inc.

/s/ Jeremy Frommer
Jeremy Frommer
Chief Executive Officer